Writer’s Direct Dial: (212) 225-2670
E-Mail: rdavis@cgsh.com

August 18, 2009

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-010 Attention: Robert Babula

Re:	Neiman Marcus, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008, Filed September 24, 2008
Quarterly Report on Form 10-Q for the Period Ended May 2, 2009, Filed June 10, 2009
File No. 333-133184-12

Dear Mr. Babula:

On behalf of Neiman Marcus, Inc. (the “Company”), we would like to advise you that the Company is in receipt of the comment letter dated August 11, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above-referenced reports.  You requested that the Company respond to the Comment Letter within 10 business days or advise when a response would be provided. As discussed with you by telephone today, as the Company is also currently engaged in the preparation of its annual report on Form 10-K, the Company respectfully requests an extension of the original response time by an additional 10 business days, so that its response would be due no later than September 8, 2009.  Please call me at (212) 225-2670 if you have any questions or would like further information.

Sincerely,

/s/ Robert P. Davis
Robert P. Davis

cc:

Securities and Exchange Commission:

Andrew Mew

Donna DiSilvio

Lilyana L. Peyser

Neiman Marcus, Inc.:

Nelson A. Bangs

James E. Skinner

Dale Stapleton